Exhibit 99.1

Jowell Global Ltd. Announces Third Quarter 2022 Unaudited Financial Results

-- Third quarter Revenue of $51.4 million, up 17.2% year-over-year --

-- Third quarter GMV of $66.8 million, up 7.8% year-over-year --

SHANGHAI, China, November 7, 2022 (GLOBE NEWSWIRE) -- Jowell Global Ltd. (“Jowell” or the “Company”) (NASDAQ: JWEL), one of the leading cosmetics, health and nutritional supplements, and household products e-commerce platforms in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

The Company cautioned that these financial results have not been audited or reviewed by the Company’s independent registered public accounting firm and may have discrepancies in connection with further reviews by the independent registered public accounting firm of the Company.

Third Quarter 2022 Financial and Operational Highlights

●	Total revenues were $51.4 million, an increase of 17.2% from $43.8 million in the same period of 2021.

●	Net loss was $2.0 million, compared to a net loss of $2.1 million in the same period of 2021.

●	Total GMV (Gross Merchandise Value) transacted in the Company’s online shopping mall was $66.8 million, an increase of 7.8% from $61.9 million in the same period of 2021.

●	Total VIP members[1] as of September 30, 2022 were 2.4 million, an increase of 14.4% compared with 2.1 million as of September 30, 2021.

●	Total LHH stores[2] as of September 30, 2022 were 26,300, an increase of 1.6% compared to 25,888 as of September 30, 2021.

Mr. Zhiwei Xu, Chief Executive Officer and Chairman of Jowell Global Ltd., commented: “Despite the adverse COVID impact in most of the cities in China, we continued to deliver another solid quarter with sustained topline growth. GMV in Q3 were $66.8 million, up 7.8% year over year, while total revenue grew by 17.2% year over year reaching $51.4 million. We are confident that our growth strategy plan not only has generated strong revenue growth but also will provide sustainable profits for us in the future due to the increased investments in customer engagement and conversion, enriched product offerings and partnerships, and the expectation of macro recovery.”

Mr. Xu continued: “Additionally, we remain committed to collaborate with top global talents and companies to diversify our product offering and introduce premium international brands to Chinese consumers. In September, we announced strategic partnership with Italian based So.Di.Co Group to promote the sales of its organic and natural personal care products in China. In October, we announced another cooperative partnership with a leading European pharmaceutical company STADA,in which Jowell will be the exclusive distributor to sell its Zoflora products on Jowell’s e-commerce platform and accelerate its outreach in the cleaning and consumer products market in China. Looking ahead, we will continue to execute our growth strategies with a focus on optimizing our platform through product offerings catered to consumer needs, as well as acceleration of our partnerships with leading domestic and international brands.”

Ms. Mei Cai, Chief Financial Officer of the Company, added: “In the third quarter, we achieved healthy topline growth through a series of strategic promotional activities. Total revenue grew by 17.2% year over year to $51.4 million, with sales of our cosmetic products and household products achieved 24.7% and 89.4% year-over-year growth, respectively. The number of LHH stores and total number of VIP members continued to see steady growth, up 1.6% and 14.4% year over year respectively. We maintain our commitment to address our customers’ diverse and growing needs by further expanding our product offerings with strategic brand awareness promotions.”

[1]	“Total VIP members refers to the total number of members registered on Jowell’s platform as of September 30, 2022.

[2]	LHH stores: the brand name of “Love Home Store”. Authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products they purchased through Jowell’s online platform LHH Mall under their retailer accounts which provides them with major discounts.

Impact of COVID-19 Pandemic

Due to the outbreak of Omicron variant in China, many cities in China have imposed new restrictions, quarantine and testing requirements and office closures during the first nine months of 2022, including Shanghai, where the Company’s headquarters are located. Employees of the VIE in Shanghai office worked from home from March 30, 2022 to June 1, 2022.

Although COVID-19 has been generally under control in most parts of China, there are still outbreaks and controlling measures imposed by local government in various cities. It is hard to predict the impact of the COVID-19 pandemic on the business operations and financial results for the remainder of 2022, which is highly dependent on numerous factors beyond the Company’s control, such as the duration and the spread of the pandemic, COVID-19 resurgence or new variant outbreak like Omicron, COVID-19 vaccine efficacy and distribution, and COVID-19 containment actions implemented by government authorities or other entities and the implementation of zero COVID policy in China, including restrictions and office closures in Shanghai and other cities in China, almost all of which are beyond the Company’s control.

Third Quarter 2022 Financial Results

Total Revenues

Total revenues for the third quarter of 2022 were $51.4 million, representing an increase of 17.2% from $43.8 million in the same period of 2021, primarily due to the increase in the weighted average unit price of the products sold. The weighted average unit price was $5.75 per unit for the third quarter of 2022, which increased by 39.2% from $4.13 per unit for the same period of 2021. In the third quarter of 2022, the Company continued to focus on promoting premium brand products with higher average selling prices, which increased the overall weighted average selling prices for cosmetics and household products.

	Three Months Ended September 30%
Revenues	2022	2021	change
(in thousand)	US$	US$	YoY*
Product sales
● Cosmetic products	24,436.6	19,602.3	24.7%
● Health and nutritional supplements	9,373.0	14,961.4	-37.4%
● Household products	17,505.0	9,243.7	89.4%
● Others	46.7	6.5	618.5%
Total	51,361.3	43,813.9	17.2%

*	YoY – year over year

Total Operating Expenses

Total Operating Expenses were $53.5 million in the third quarter of 2022, an increase of 16.5% from $45.9 million in the same period of 2021.

●	Cost of revenues were $48.4 million in the third quarter of 2022, an increase of 20.1% from $40.3 million in the same period of 2021. The increase was primarily due to increased weighted average unit cost. The weighted average unit cost was $4.56 per unit for the third quarter of 2022, which increased by 20.1% from $3.79 per unit for the same period of 2021. This was because the Company has sold more premium brand products, which are higher in unit cost than its self-branded and other generic products. Cost of revenue as a percentage of total revenues was 94.1%, up from 91.9% in the same period of 2021. The Company periodically purchases merchandise from a related party controlled by the Chief Executive Officer and Chairman of the Company, during the ordinary course of business. For the third quarter of 2022, products purchased from this related party were $12.0 million, or 25.3% of the total purchases of the Company.

●	Fulfillment expenses primarily consist of costs related to order fulfillment, including expenses paid for order preparing, packaging, outbound freight, and physical storage. Fulfillment expenses were $1.2 million in the third quarter of 2022, a decrease of 28.2% from $1.6 million in the same period of 2021. The decrease was primarily due to $0.5 million decrease in shipping costs. Since more customers elected to self-pickup purchased products from the Company’s facilities, which led to decrease in outbound freight costs. Fulfillment expenses as a percentage of total revenues were 2.3%, down from 3.7% in the same period of 2021.

●	Marketing expenses primarily consist of targeted online advertising, payroll and related expenses for personnel engaged in marketing and selling activities. Marketing expenses were $3.2 million in the third quarter of 2022, an increase of 27.2% from $2.5 million in the same period of 2021. The increase was mainly attributable to the increased costs in advertising and promotional activities. These increased expenditures were primarily for further enhancing brand awareness in strategic locations with China. Marketing expense as percentage of total revenues was 6.2% in the third quarter of 2022, up from 5.7% in the same period of 2021.

●	General and administrative expenses mainly consist of payroll, depreciation, office supplies and upkeep expenses. General and administration expenses were $0.7 million in the third quarter of 2022, a decrease of 50.9% from $1.5 million in the same period of 2021. The decrease was primarily due to a decrease in share-based compensation for services provided by a third-party consultant. General and administration expenses as percentage of total revenues was 1.4% in the third quarter of 2022, down from 3.4% in the same period of 2021.

Operating loss

Operating loss was $2.1 million, compared to the operating loss of $2.1 million in the same period of 2021. Operating loss was primarily due to the implementation of the Company’s business expansion plan in increase of its customer and distributor bases, products and brands promotions, and enhanced GMV quality, which has significantly increased its cost of revenues and marketing expenses.

Net loss

Net loss was $2.0 million, compared to net loss of $2.1 million in the same period of 2021.

Earnings (Loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Each Preferred Share of the Company has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time by its holder. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. For the third quarter ended September 30, 2022 and 2021, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Cash and cash equivalents

As of September 30, 2022, the Company had cash and restricted cash of $6.1 million, among which $3.1 million of the cash were held by Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) with banks and financial institutions inside China as the Company conducted its operations primarily through Shanghai Juhao, a consolidated variable interest entity (“VIE”) of the Company in China.

For the third quarter of 2022, the Company reported a net loss of $2.0 million and a negative operating cash flows of $3.98 million. Since the Company went public in March 2021, it has focused on implementation of its business expansion plan, which has significantly increased its cost of revenues, marketing expenses and general and administrative expenses.

Presently, the Company’s principal sources of liquidity are from its operations, proceeds from its recent private placements of $6.3 million, proceeds from its recent registered direct offering of $3.6 million and the bank loan. With the uncertainty of the current market and the impact of the COVID-19 pandemic, management believes it is necessary to enhance the collection of its accounts receivable, control of its expenses, and be cautious on operational decisions and project selections.

Based on the latest business plan of the Company, Shanghai Juhao has reduced its promotion efforts and expenditures since the second half of 2022, which will reduce its cash flow used in operating activities. Therefore, management believes that the above-mentioned measures, as well as existing cash and restricted cash on hand of approximately $6.1 million, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date this announcement.

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) is one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. The Company offers its own brand products to customers; also sells and distributes health and nutritional supplements, cosmetic products and certain household products from other companies on its platform. In addition, the Company allows third parties to open their own stores on its platform for a service fee based upon sale revenues generated from their online stores. The Company provides them with its unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. In addition, the Company sells its products through authorized retail stores all across China, which operates under the brand names of “Love Home Store” or “LHH Store” and “Juhao Best Choice Store”. For more information, please visit http://ir.1juhao.com/ .

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This press release contains translations of certain RMB amounts into U.S. dollars (“USD” or “$”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of September 30, 2022 and December 31, 2021 were RMB1 for $0.1406 and $0.1572, respectively. The average exchange rates for the three months ended September 30, 2022 and 2021 were RMB1 for $0.1461 and $0.1546, respectively.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

In China:

Jowell Global Ltd.

Ms. Jessie Zhao

Email: IR@1juhao.com

Seaquant Consulting

Mr. Roye Zhang

Email: roye@sea-quant.com

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